File No. 001-16189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d)

of the

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

NISOURCE INC. RETIREMENT SAVINGS PLAN

NiSource Inc.
801 E. 86th Avenue
Merrillville, IN 46410

NiSource Inc.
Retirement Savings Plan

Financial Statements as of December 31,
2004 and 2003 and for the Year Ended
December 31, 2003, Supplemental
Schedule as of December 31, 2004, and Report
of Independent Registered Public Accounting
Firm

NISOURCE INC. RETIREMENT SAVINGS PLAN

NOTE:	Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee of the
NiSource Inc. Retirement Savings Plan
Merrillville, Indiana

We have audited the accompanying statements of net assets available for benefits of the NiSource Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Indianapolis, Indiana
June 23, 2005

NISOURCE INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Investments—at fair value:
Mutual funds	$457,104,996	$404,922,312
Money market fund	140,194,857	148,892,554
Common stock fund	140,589,143	141,069,591
Participant loans	12,223,921	10,789,082

Total investments	750,112,917	705,673,539

Receivables:
Participant contributions	—	1,096,340
Employer contributions	—	566,561

Total receivables	—	1,662,901

NET ASSETS AVAILABLE FOR BENEFITS	$750,112,917	$707,336,440

See notes to financial statements.

NISOURCE INC. RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004

ADDITIONS:
Contributions:
Participant	$25,794,838
Employer	13,568,673

Total contributions	39,363,511

Investment income:
Net appreciation in fair value of investments	34,183,743
Dividends and interest	20,538,410

Investment income	54,722,153

Transfers—net	411,826

Total additions	94,497,490

DEDUCTIONS:
Benefits paid to participants	(51,655,812)
Administrative expenses	(65,201)

Total deductions	(51,721,013)

NET INCREASE	42,776,477

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	707,336,440

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$750,112,917

See notes to financial statements.

NISOURCE INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

NiSource Inc. (the “Company”) is a holding company whose major subsidiary companies are Northern Indiana Public Service Company (“NIPSCO”), Columbia Energy Group, Bay State Gas Company, Northern Indiana Fuel and Light (“NIFL”), and Kokomo Gas (“Kokomo”). The following description of the NiSource Inc. Retirement Savings Plan (the “Plan”) provides general information regarding the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan available to each eligible employee who works for the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Plan Administration—The Company serves as administrator and sponsor of the Plan. The Company maintains an administrative committee appointed by the Board of Directors, which has the responsibility to assist the Company in administering the Plan. Fidelity Management Trust Company (the “Trustee”) holds all of the Plan’s assets and executes all investment transactions.

Contributions—Each year, participants may contribute up to 50% of compensation (as defined in the Plan) on a pre-tax basis and 25% on an after-tax basis, up to 75% in total. Additionally, participants who are at least 50 years old can make catch-up contributions to the Plan. Contributions are subject to certain limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers twenty-seven mutual funds, one money market fund and one common stock fund as investment options for participants.

The Company contributes an amount determined as follows:

a.	For the accounts of all participants who participate in the Final Pay Option of the Retirement Plan of Columbia Energy Group Companies, or any successor plan (as defined therein):

(1)	during the first 120 months of participation, an amount equal to 50% of the first 6% of the participant’s contribution;

(2)	from the 121st through the 240th month of participation, an amount equal to 75% of the first 6% of the participant’s contribution;

(3)	from the 241st month onward of participation, an amount equal to 100% of the first 6% of the participant’s contribution.

b.	For the accounts of all participants who participate in the Final Pay Option of the NiSource Inc. and NIPSCO Pension Plan Provisions Pertaining to Salaried and Non-Exempt Employees and Kokomo nonunion employees who participate in the Final Pay Option of the NiSource Inc. Subsidiary Pension Plan and Kokomo union employees, or any successor plans (as defined therein), an amount equal to 11.1% of all pre-tax contributions made by the participant to the Plan.

c.	For the accounts of all participants who participate in the Final Pay Options of the Bay State Gas Company Pension Plan, or any successor plan (as defined therein), an amount equal to 100% of the first 2 1/2% of pre-tax participant contributions plus 50% of the next 5% of participant pre-tax contributions. Certain employees, who were 45 or older on September 1, 1990 and employed on that date, are grandfathered into a match of 50% of the first 5% of participant pre-tax contributions.

d.	For accounts of all employees of NIFL, who participate in the Final Pay Option of the NiSource Inc. Subsidiary Pension Plan, or any successor plan (as defined therein), an amount equal to 50% of the first 6% of participant pre-tax contributions.

e.	For the accounts of all participants who participate in the Account Balance Option of the Retirement Plan of Columbia Energy Group Companies, the NiSource Inc. and NIPSCO Pension Plan Provisions Pertaining to Salaried and Non-Exempt Employees, the NiSource Inc. Subsidiary Pension Plan, or the Bay State Gas Company Pension Plan, or any successor plans (as defined therein), an amount equal to 75% of the first 6% of participant contributions.

The matching contribution is invested directly into the NiSource Inc. Common Stock Fund. Employees may direct matching contributions among any of the funds available in the Plan.

The Plan allows the Company to make additional discretionary profit sharing contributions to the Plan. These contributions may be up to 1.5% of each participant’s compensation. Such discretionary contributions are determined and credited in the year following the Plan year. No such contributions were made.

Rollovers from Other Qualified Employer Plans—The Plan allows for employees to transfer certain of their other qualified employer retirement plan assets to the Plan. These amounts are reflected in participant contributions in the accompanying statement of changes in net assets available for benefits.

Participant Accounts—Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings and charged with an allocation of Plan losses and certain administrative expenses.

Vesting—Participants are fully vested in their accounts at all times.

Participant Loans—Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at prime rate plus 1% based on the last day of the month prior to loan initiation. Interest rates range from 4.75% to 11% at December 31, 2004. Principal and interest are paid ratably through payroll deductions over a period not to exceed five years, unless the loan is to purchase the participant’s primary residence which allows repayment up to 15 years. Participants may have two loans outstanding at any given time.

Participant Withdrawals—Withdrawals from the Plan are generally permitted when the participant terminates employment, retires, or becomes permanently disabled. The Plan offers the following options for withdrawals while still employed:

•	Age 59 1/2 withdrawals;

•	Voluntary withdrawals from after-tax, rollover and matching contributions; and

•	Hardship withdrawals, subject to the Plan rules.

A Company matching contribution or hardship withdrawal may result in the suspension of the participant’s deferral and Company matching contributions for six months.

Payment of Benefits—At the direction of the participant or beneficiary, distribution will be made in a lump sum payment in cash, or by such other method of payment as may be adopted by the administrative committee according to uniform standards. Any distribution consisting of units in the NiSource Inc. Common Stock Fund may be paid in cash or in whole shares of common stock represented by such units plus a cash amount equal to the fair market value of any fraction of a share of the common stock fund. If the amount payable under the Plan to any participant or beneficiary is less than or equal to $5,000, the administrative committee will direct that such amount be paid in a lump sum.

Transfers Between Plans—Transfers between plans occur when employees transfer in/out of a union but stay with NiSource Inc., which results in a transfer of any related balances between this Plan and other plans. Amounts are included in transfers, net on the accompanying statement of changes in net assets available for benefits.

Employee Stock Ownership Plan—The NiSource Inc. Common Stock Fund operates as an Employee Stock Ownership Plan (“ESOP”). As an ESOP, under the terms of this plan, participants may diversify their investment attributable to employer match at any time. Participants may also elect to have dividends paid to them in cash or reinvested in the fund.

Voting and Tendering Rights of NiSource Inc. Common Stock Fund Participants—Each participant in the NiSource Inc. Common Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders. A participant’s interest is represented by the value of the participant’s interest in the NiSource Inc. Common Stock Fund.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan were prepared using the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the record date.

Payment of Benefits—Benefits are recorded when paid.

Administrative Expenses—Most administrative expenses of the Plan are paid by the Company. Certain other expenses of the Plan such as investment manager and broker fees are paid by the Plan. Certain loan administration fees are paid from the individual participant accounts.

3.	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets.

	December 31
	2004	2003
* NiSource Inc. Common Stock Fund	$140,589,143	$141,069,591
Fidelity Retirement Money Market Fund	140,194,857	148,892,554
Fidelity Magellan Fund	74,637,856	74,607,670
Fidelity Growth Fund	41,558,666	37,035,816
Fidelity Growth and Income Fund	54,303,423	51,819,251
Fidelity Spartan U.S. Equity Index Fund	56,535,438	53,501,756

* Includes nonparticipant-directed investments

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$29,166,247
NiSource Inc. Common Stock Fund	5,017,496

$34,183,743

The Plan provides for investments in mutual funds and common stock that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the assets and the significant components of the changes in assets relating to the nonparticipant-directed investments is as follows:

	December 31
	2004	2003
* Net assets:
NiSource Inc. Common Stock Fund	$140,589,143	$141,069,591

Year Ended
December 31,
2004
* Changes in net assets:
Participant contributions	$1,976,191
Employer contributions	12,732,883
Dividends and interest	5,888,126
Participant loans, net	(714,642)
Net appreciation in fair value of investments	5,017,496
Benefits paid to participants	(8,294,445)
Transfers, net	132,395
Administrative expenses	(19,095)
Net exchanges between investment options	(17,199,357)

$(480,448)

* Includes participant-directed investments

5.	RELATED-PARTY TRANSACTIONS

The Plan invests in NiSource Inc. common stock. Since NiSource Inc. is the administrator and sponsor of the Plan, any investment transactions involving NiSource Inc. common stock qualify as party-in-interest transactions. Certain Plan investments are shares of mutual funds managed by the Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company reserves the right under the Plan document to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the rights of each participant to all amounts then credited to the participant’s account will continue to be nonforfeitable.

7.	TAX STATUS

The Internal Revenue Service (the “IRS”) has issued a determination letter dated February 25, 2004, stating that the Plan is qualified under applicable sections of the Internal Revenue Code (the “IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

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SUPPLEMENTAL SCHEDULE

NISOURCE INC. RETIREMENT SAVINGS PLAN

FORM 5500 SCHEDULE H, PART IV, LINE 4i—
EIN: 35-2108964, PLAN 005
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

Identity of Issuer,	Description of Investment,
Borrower, Lessor,	Including Maturity Date, Rate of Interest,		Fair
or Similar Party	Collateral and Par or Maturity Value	Cost **	Value
* NiSource Inc.	Common Stock Fund	$98,377,951	$140,589,143
* Fidelity Investments	Retirement Money Market Fund		140,194,857
* Fidelity Investments	Magellan Fund		74,637,856
* Fidelity Investments	Contrafund		35,302,680
* Fidelity Investments	Equity Income Fund		9,363,688
* Fidelity Investments	Growth Fund		41,558,666
* Fidelity Investments	Growth and Income Fund		54,303,423
* Fidelity Investments	Intermediate Bond Fund		32,625,887
* Fidelity Investments	Overseas Fund		15,879,838
* Fidelity Investments	Europe Fund		6,862,649
* Fidelity Investments	Pacific Basin Fund		3,214,679
* Fidelity Investments	Balanced Fund		23,573,636
* Fidelity Investments	Puritan Fund		4,061,923
* Fidelity Investments	Small Cap Independent Fund		4,692,447
* Fidelity Investments	Spartan U.S. Equity Index Fund		56,535,438
* Fidelity Investments	Freedom Income Fund		919,975
* Fidelity Investments	Freedom 2010 Fund		4,609,557
* Fidelity Investments	Freedom 2020 Fund		4,634,251
* Fidelity Investments	Freedom 2030 Fund		1,767,708
* Fidelity Investments	Freedom 2040 Fund		1,097,163
PIMCO Investments	Total Return Fund (institutional)		10,895,995
PIMCO Investments	Long-Term Government Fund		7,572,969
PIMCO Investments	Low-Duration Fund (institutional)		7,157,730
PIMCO Investments	StockPLUS Fund (institutional)		4,173,213
Janus investments	SmallCap Value Fund (institutional)		25,435,524
Dreyfus Investments	Emerging Leaders Fund		8,614,084
Morgan Stanley Investments	U.S. SmallCap Core Fund		5,439,237
Vanguard Investments	U.S. Growth Investor Shares Fund		4,849,860
American Funds Investments	EuroPacific Growth Fund		7,324,920
* Various Plan participants	Participant loans, with interest rates ranging from 4.75%
	to 11% and maturity dates ranging from January 2005
	to August 2026.		12,223,921

TOTAL ASSETS (HELD AT END OF YEAR)			$750,112,917

* Denotes a party-in-interest

** Cost omitted for participant directed investments

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-107421 and 333-107421-01 of NiSource Inc. on Form S-3, Registration Statement Nos. 333-107748 and 333-107743 of NiSource Inc. on Form S-8, and Registration Statement Nos. 333-33896 and 333-33896-01 of NiSource Inc. on Form S-4 of our report dated June 23, 2005, relating to the financial statements of NiSource Inc. Retirement Savings Plan, appearing in this Annual Report on Form 11-K of NiSource Inc. Retirement Savings Plan for the year ended December 31, 2004.

/s/ DELOITTE & TOUCHE LLP

Indianapolis, Indiana
June 23, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NISOURCE INC. RETIREMENT SAVINGS PLAN

By		Date	June 29, 2005

/s/ David J. Vajda
Vice President & Treasurer, NiSource Inc.
Member, Administrative Committee

Each of the undersigned, in his capacity as an officer of NiSource Inc., hereby certifies as required by 18 U.S.C. ss.1350, that, to his knowledge, the accompanying annual report on Form 11-K of the NiSource Inc. Retirement Savings Plan for the fiscal year ended on December 31, 2004 fully complies with the requirements of 15 U.S.C. ss.78m and that the information contained in the accompanying annual report fairly presents, in all material respects, the net assets of the Plan available for benefits and changes in those net assets.

/s/ Gary L. Neale	/s/ Michael W. O’Donnell
Chairman, President and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer